Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended March 31,
	2010	2009

Loss:
Loss before income taxes	$(489)	$(366)

Add: Total fixed charges (per below)	397	361

Less: Interest capitalized	9	10
Total earnings (loss) before income taxes	$(101)	$(15)

Fixed charges:
Interest	$168	$148

Portion of rental expense representative of the interest factor	222	208

Amortization of debt expense	7	5
Total fixed charges	$397	$361

Ratio of earnings to fixed charges	-	-

Coverage deficiency	$498	$376

Note:  As of March 31, 2010 American has guaranteed approximately $887 million of AMR’s unsecured debt and approximately $239 million of AMR Eagle’s secured debt.  The impact of these unconditional guarantees is not included in the above computation